June 27, 2011
Jay Williamson
John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:     Cheval Resources Corporation
Registration Statement on Form S-1/A
Filed May 24, 2011
File No. 333-172954

Dear Mr. Williamson;

The following are the responses to your comment letter of June 9, 2011.
General Comments

1.           Please revise throughout to consistently characterize the offering termination date.  In this regard your prospectus cover page measures the termination date by reference to the effective date while disclosure on page five refers to the prospectus date.  As you may have different prospectus dates during the course of the offering, please revise your disclosure to conform to your cover page.

Revised to consistently disclose that the termination date of the offering is determined by reference to the effective date of the registration.

2.           We note your response to prior comment two from our letter dated May 11, 2011.  Please revise to include similar disclosure in your Summary.

Summary revised to indicate that any combination must have a fair market value or net assets in excess of 80% of the maximum offering proceeds ($22.5 million) which equates to a fairmarket value or net assets of at least $18,000,000.

3.           The cover page indicates that the resale offering will commence only after the minimum is sold in the company offering.  However, some of your new disclosures appear to indicate otherwise.  For example, we note,

•	“The Company shall have the right, in its sole discretion, to extend the initial offering period (and the resale offering period) an additional 180 days.”
•	“The proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards the computation of the minimum offering.”
•	“The resale offering cannot extend beyond this 360 day period maximum.”
•	“The resale offering will be conducted for a maximum of 360 days.”

Jay Williamson
June 27, 2011

Please revise to fully disclose the terms of the resale offering, including the commencement and ending dates.

Revised to consistently disclose that the offering will terminate 360 days from the effectiveness of the registration.

4.           If the resale offering will run concurrently with the company offering, please disclose and explain.  Also, disclose the procedures you will follow in determining when offers and sales will be made in each offering and how investors will know the offering in which they are purchasing securities.   Please disclose how the registrant and selling shareholder will resolve conflicts of interest in the conduct of the offerings.

The resale offering has been removed .  The 40,000,000 shares registered in Mr. O’Dare’s name will go into escrow simultaneously with sale proceeds of 10,000,000 share offering . .

  I am confident I am within the rule and have full intention to honor and abide by the rules set forth by the Securities and Exchange Commission.   Please make any comments as detailed with page and paragraph numbers as possible so that I can avoid a waste of your and my time as much as possible.

5.           The current disclosure says that monies should be payable to the escrow agent for the benefit of Cheval Resources Corp.  This disclosure does not appear to address sales in the resale offering.  Further, the prospectus does not disclose the procedures that apply to the resale offering with regard to how funds and securities are placed into escrow and by whom.   Please revise as appropriate.

There will be no sale of the 40,000,000 shares registered to Mr.O’Dare.

6.           Please explain how the escrow agent will hold securities and funds from the primary offering and securities and funds from the resale offering.  For example, will the escrow agent maintain separate escrow accounts?  If not, please explain the procedures that the escrow agent will follow.

Book entry certs  of 40,000,000 shares of Rory O'Dare will be placed in escrow.

Summary, page 3

7.           The first sentence under “The Offering” discloses that the registrant is offering securities in the resale offering.   Please revise this and similar disclosure as appropriate.

Revised to clarify that Rory O’Dare shall be the Sales Agent for the offering.

Jay Williamson
June 27, 2011

Capitalization, page 7

8.           We note your revisions to the capitalization table in response to comment three of our letter dated May 11, 2011.  We further note that the amounts in the minimum and maximum offering columns for common stock, additional paid in capital, and accumulated deficit do not equal the total stockholder’s equity of $90,000 (minimum offering) and $4,500,000 (maximum offering.)   Please revise the additional paid-in capital line item, as necessary.

Capitalization table revised.

Use of Proceeds, page 14

9.           We note your statement on page 14 that the $50,000 to $90,000 search and negotiation costs will be borne by Mr. O’Dare.   Please revise to indicate whether and formal agreement exists for him to cover these expenses.   If not, please advise us of the basis for the statement.    Also, revise to indicate whether the expenses will be reimbursable by you or a target.

Revised to delete the reference to the costs being borne by Mr. O’Dare.     There will be no reimbursement of expenses.   Disclosure added that funds to cover the costs of search and negotiation may not be available resulting in a failure to reach agreement with a merger/acquisition target.

Dilution, page 15

10.           We note your disclosure that the purchasers of common stock in this offering will incur an immediate and substantial dilution of approximately $0.0800 per share under the maximum offering.    Based on the table below, it appears that the dilution per share to new investors will be $0.3601 instead of $0.0800.  Please revise as necessary.

Dilution number in the disclosure paragraph revised to $0.3601.

Certain Relationships and Related Transactions, page 33

11.           Please update your disclosure to address Mr. O’Dare’s involvement with Mobad Service Corporation, including how he will allocate his time and efforts between this company and yours.   For additional information, please see prior comment 37 from our letter dated April 12, 2011.

Disclosure added that Mr. O’Dare expects to devote approximately 10 hours per month to each of the blank check companies he is affiliated with.     The first effective registration statement will receive first priority in search and negotiation efforts.

Jay Williamson
June 27, 2011

Exhibits

Exhibit 10.1

12.           We note your response to prior comment 12 and reissue.  We continue to note terms which appear inconsistent with Rule 419, the revised prospectus and your comment letter responses.  Without limiting the generality of the foregoing, we note references in various clauses to shares sold “whether or not for cash consideration.”  Please revise as appropriate.

Revised for 419 consistency including deletion of the reference to sales without cash consideration.

Exhibit 23.1

13.           Please provide an updated consent from your independent registered accounting firm.

Updated consent included.

Sincerely,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation